320 PARK AVENUE NEW YORK, NY 10022

January 22, 2024

Hugh Bolton, Principal

Brown Brothers Harriman & Co.

50 Post Office Square

Boston, MA 02110

Extension of Administrative Agency Agreement by and between MoA Funds Corporation (“MoA Funds”) and Brown Brothers Harriman & Co. (“BBH”) dated April 27, 2023 (the “Agreement”)

Dear Hugh:

Section 12.1 of the Agreement states that the initial term of the Agreement will terminate on September 30, 2024, and MoA Funds has the option to extend the Agreement for two additional one-year periods. This letter is to formally notify BBH that MoA Funds wishes to exercise its option to extend the Agreement for a one-year period ending September 30, 2025. Save as specifically amended by this letter, the Agreement shall continue in full force and effect in all respects.

Regards,

MoA Funds Corporation

/s/ R. Jeffrey Young
By: R. Jeffrey Young
Title: President